# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: DOMINARI HOLDINGS INC., CIK 0000012239
CUSIP: 008875304
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 725 5th Avenue, 22nd Floor, New York, New York (NY), 10022
Date of event which requires filing of this statement: 02/12/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058775

## Reporting persons
- Blue Finn Group LLC: type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); sole voting power 819,884; shared voting power 0; sole dispositive power 819,884; shared dispositive power 0; aggregate amount beneficially owned 819,884 (5.696% of the class); the aggregate amount excludes certain shares
  Comment: Note to 5, 7, 9 and 11: Based on 14,394,927 shares outstanding as of February 21, 2025. Note to 10: Excludes Series A and B Common Stock Purchase Warrants ("Warrants") which contain a contractually stipulated 4.99% ownership restriction. The exercise of Blue Finn Group LLC's Warrants would exceed this restriction.

## Item 1. Issuer
Name of issuer: DOMINARI HOLDINGS INC.
Address of issuer's principal executive offices: 725 5th Avenue, 22nd Floor, New York, NY 10022

## Item 2. Person Filing
Name of person filing: Blue Finn Group LLC
Address of principal business office or, if none, residence: 4843 Three Oaks Blvd., Sarasota, FL 34233
Citizenship: Nevada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 819,884.00
Percent of class: 5.696%
Sole power to vote or to direct the vote: 819,884.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 819,884.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Blue Finn Group LLC: /s/ Peter T. Benz, Peter T. Benz/Managing Member (02/26/2025)